Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel         :+91 40 4900 2900

Fax        :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

September 22, 2021

The Secretary

National Stock Exchange of India Ltd.

BSE Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Dear Sir/Madam,

Sub:     Allotment of Equity Shares on exercise of ESOP

This is to inform you that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company has approved the allotment of 2,304 equity shares of Rs.5/- each of the Company, fully paid up, on September 22, 2021 to employees pursuant to exercise of their Stock Options as per the following details:

a)	1,407 equity shares of Rs. 5/- each pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002.

b)	897 equity shares of Rs. 5/- each underlying 897 ADRs pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

Further, please find enclosed the details as required under Regulation 10(c) of SEBI (Share Based Employee Benefits and Sweat Equity) Regulation, 2021.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: as above

Details under Regulation 10(c) of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Limited National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited (ADRs)
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2014 with Stock Exchange:

The Schemes were institutionalised under the erstwhile SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes complies with provisions of SEBI (Share Based Employee Benefits) Regulation, 2014.

4	Filing Number, if any : NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Options Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Options Scheme, 2007
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Rs. 5/-
8	Date of issue of shares: September 22, 2021 (Date of allotment on exercise)
9	Number of shares issued: 2,304 equity shares
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable : 171474012 to 171476315
12	ISIN Number of the shares if issued in Demat : INE089A01023
13	Exercise price per share: 2,304 equity shares exercised at Rs. 5/- per share
14	Premium per share: Nil
15	Total Issued shares after this issue : 166,399,011 (*)
16	Total Issued share capital after this issue : Rs. 831,995,055/-
17	Details of any lock-in on the shares : NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical?: Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable : NA

(*)        Total paid up capital after this issue: 166,398,811 i.e. Rs. 831,994,055 (difference of 200 due to forfeited shares of Rs. 5/- each in September 1988 due to non-payment of allotment money.)